# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vertical Data Inc., CIK 0002033264
CUSIP: 92490D105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1980 FESTIVAL PLAZA DRIVE SUITE 300, LAS VEGAS, Nevada (NV), 89135
Date of event which requires filing of this statement: 04/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002145730

## Reporting persons
- Hamble International Inc.: type of reporting person: corporation (CO), non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 1,900,000; shared voting power 0; sole dispositive power 1,900,000; shared dispositive power 0; aggregate amount beneficially owned 1,900,000 (15.7% of the class)
  Comment: This report is being made solely to report the transfer of shares from TDK Cashflow Ltd. to Hamble International Inc.
- Koverko Trevor: type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); sole voting power 1,900,000; shared voting power 0; sole dispositive power 1,900,000; shared dispositive power 0; aggregate amount beneficially owned 1,900,000 (15.7% of the class)
  Comment: Trevor Koverko's beneficial ownership arises solely from his control of Hamble International Inc.

## Item 1. Issuer
Name of issuer: Vertical Data Inc.
Address of issuer's principal executive offices: 1980 FESTIVAL PLAZA DRIVE SUITE 300, LAS VEGAS, NEVADA, 89135.

## Item 2. Person Filing
Name of person filing:
Hamble International Ltd.

Trevor Koverko
Address of principal business office or, if none, residence:
Financial Services Center Suite 1 Ground Floor
c/o Trident Corp Services (Barbados) Ltd
Saint Michaels, Barbados BB14004
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,900,000
Percent of class: 15.7%
Sole power to vote or to direct the vote:
Hamble International-1,900,000

Trevor Koverko-1,900,000
Shared power to vote or to direct the vote:
Hamble International-0

Trevor Koverko-0
Sole power to dispose or to direct the disposition:
Hamble International-1,900,000

Trevor Koverko-1,900,000
Shared power to dispose or to direct the disposition:
Hamble International-0

Trevor Koverko-0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Hamble International Inc.: Lauren Hulvey, Executive Assistant (07/16/2026)
- Koverko Trevor: Trevor Koverko, Director (07/16/2026)